Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Etherdyne Technologies, Inc.
2933 Bunker Hill Lane, Suite 210
Santa Clara, CA 95054
https://www.etherdyne.net/

Up to $3,807,144.30 in Common Stock Class A at $3.95
Minimum Target Amount: $19,998.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Etherdyne Technologies, Inc.
Address: 2933 Bunker Hill Lane, Suite 210, Santa Clara, CA 95054
State of Incorporation: DE
Date Incorporated: May 23, 2016

Terms:

Equity

Offering Minimum: $19,998.85 | 5,063 shares of Common Stock Class A
Offering Maximum: $3,807,144.30 | 963,834 shares of Common Stock Class A
Type of Security Offered: Common Stock Class A
Purchase Price of Security Offered: $3.95
Minimum Investment Amount (per investor): $497.70

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors, Employees and Contractors in Etherdyne Technologies, Inc. will receive 10% bonus shares.

Time-Based Perks

Early Bird Perk 1: Invest within the first 10 days and receive 10% bonus shares.

Early Bird Perk 2: Invest within the first 11-20 days and receive 8% bonus shares.

Mid-Raise Perk 1: Invest between days 40-50 days and receive 5% bonus shares.

Mid-Raise Perk 2: Invest between days 70-80 and receive 5% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares and an invitation to a private "Investor Tech Briefing" webinar with the founders and engineering team, showing the latest demos and roadmap.**

Tier 3 Perk: Invest $10,000+ and receive 8% bonus shares + private "Investor Tech Briefing" invite**

Tier 4 Perk: Invest $25,000+ and receive 10% bonus shares and a private 1-on-1 strategy call with the founders + private "Investor Tech Briefing" invite + invitation to company's HQ's to tour facility**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**The Investor Tech Briefing, the strategy call, and the headquarters tour will be scheduled by the Company, subject to its availability and confirmation, and are expected to be offered within 12 months following completion of the offering. Date, time, participants, format, and content will be determined by the Company and are subject to change, and the Company will determine the participating Company representatives. Attendance at the Investor Tech Briefing will require advance registration and confirmation by the Company. Headquarters tours are subject to applicable Company safety, security, confidentiality, and visitor policies, and investors are responsible for their own travel, lodging, transportation, and other expenses associated with visiting the Company's headquarters.

The 10% StartEngine Venture Club Bonus

Etherdyne Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.95 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $395.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Etherdyne Technologies, Inc. ("Etherdyne" or the "Company") is transforming wireless power from single-device charging into scalable infrastructure that can safely power multiple devices within EtherPower™ Zones. Headquartered in Santa Clara, California, Etherdyne's mission is to spark radical innovation by liberating devices from power cords and batteries. Etherdyne aims to make power invisible and effortless, shifting from static outlets to EtherPower Zones. As the number of connected devices and physical AI applications grows, power may become the constraint: cords restrict mobility, batteries require ongoing maintenance, and existing 1:1 wireless chargers do not address the needs of device-dense environments. While many wireless power solutions are designed for charging just one device at a time, Etherdyne has developed an approach to deliver up to 100 watts to multiple devices simultaneously within a three-dimensional EtherPower Zone. Backed by an intellectual property portfolio of 60 patents, including 44 granted patents, and led by a team of experienced technology veterans, Etherdyne is developing a platform intended to enable new categories of wire-free and battery-free products. Etherdyne has advanced its EtherPower™ Platform beyond the lab and is engaged with companies across multiple high-value industries, including globally recognized brands and publicly traded companies. Etherdyne has also obtained applicable regulatory approvals and successfully deployed EtherPower™ in high-end stores to power flexible retail displays. Retail merchandising is one of several potential applications. Etherdyne's business model is centered on licensing its technology platform to partners across multiple industry verticals. The company believes this approach can provide a scalable path for incorporating EtherPower into a broad range of environments and applications. Etherdyne believes the future of wireless power extends beyond better charging. Its vision is to help establish wireless power as embedded infrastructure, enabling power to become a flexible, ambient capability rather than something tied to a cord, outlet, or charging pad.

Competitors and Industry

Industry: The wireless power solutions market is experiencing significant growth as demand for more convenient and efficient power sources for electronic devices increases. With a total addressable market exceeding $100 billion across various sectors, including gaming, biomedical devices, and retail merchandising, the industry is evolving rapidly, driven by technological advancements and consumer preferences for cord-free solutions. Etherdyne believes its innovative technology positions it at the forefront of this expanding market, addressing the limitations of traditional power solutions. Competitors: There are 3 types of wireless power transmission today: 1.Magnetic: Induction or Resonance 2.RF Radiation: Directional and Non-directional 3.Laser-based: Directional focus beams WiTricity: A company which is currently focused on Electric Vehicle wireless charging using magnetic resonance. Their technology is optimized for one-to-one, very high power (10's of kW) energy transfer using an 85kHz magnetic resonance system. Qi standard: An industry standard used by multiple players in the consumer electronics market. This standard is currently the basis for one-to-one smart phone 'touch power' inductive wireless charging. Qi systems use magnetic induction with a 105-205 kHz radio frequency. Powercast and Energous: Companies utilizing 915MHz non-directional radiative wireless power transfer for small sensors and IoT devices needing milli-watt power levels or less. Etherdyne's EtherPower™ uses magnetic resonance, similar to some other solutions in the wireless power market. Its key differentiator is the ability to simultaneously power multiple devices with different power requirements within the same EtherPower™ Zone. The system can dynamically impedance-match to varying loads

while maintaining a consistent operating frequency and magnitude, enabling it to adapt to multiple devices and their respective power needs. This capability provides a safe and flexible solution for mid-level power applications, filling a gap in a market currently dominated by solutions focused primarily on either very low- or very high-power applications.

Current Stage and Roadmap

Current Stage: Etherdyne is in the early stages of commercialization, with initial deployments, certifications, and industry engagements demonstrating market traction. Following approximately eight years of research and development, the company has developed its core wireless power platform and completed applicable regulatory and certification requirements. Etherdyne developed and shipped its initial products, including the AirBrite modular lighting kit and the EtherPower™ Evaluation Kit ("Eval Kit"). The Company also delivered EtherPower™ solutions to partners and direct customers for retail display and biomedical applications.Etherdyne has received certifications to deploy EtherPower™ for industrial monitoring applications along China's electric grid, where wire-free power can enable sensing equipment in challenging environments. With commercial deployments underway and additional applications progressing through evaluation, Etherdyne is focused on expanding through industry partnerships and its technology licensing model. Future Roadmap: In the near term, Etherdyne's priority is to advance its pipeline of prospective partners into commercial opportunities across multiple industry verticals. The Company plans to continue expanding its presence in retail merchandising by building on its partnership with a leading retail display solutions provider. At the same time, Etherdyne intends to continue developing opportunities in other device-dense environments, including clinical and hospital environments, industrial monitoring, computer peripherals, and office furniture and workspaces. As adoption expands, Etherdyne is focused on further developing its platform to enable wireless power at scale and reduce friction for deployment partners. Key initiatives include development of an application-specific integrated circuit (ASIC) designed to simplify system integration and reduce the complexity of incorporating EtherPower™ into products and solutions. Etherdyne is also developing System Management Software designed to support the management, monitoring, and scaling of EtherPower deployments. Over the longer term, Etherdyne intends to increase the utility of its platform by enabling greater standardization and interoperability from one EtherPower™ Zone to another. As more zones are deployed and more devices are enabled, Etherdyne believes the utility of the broader EtherPower ecosystem can increase, further supporting adoption of the platform.

The Team

Officers and Directors

Name: Jeffrey Jyh-Chung Yen, PhD Stanford University

Jeffrey Jyh-Chung Yen, PhD Stanford University's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and CEO
  Dates of Service: June, 2016 - Present
  Responsibilities: Responsible for the Company's overall strategic direction and executive management, including primary decision-making responsibility for capital-raising activities conducted through StartEngine

Other business experience in the past three years:

- Employer: Wireless Communications Alliance
  Title: Director
  Dates of Service: May, 2020 - Present
  Responsibilities: Corporate sponsorship, business activities, hosting events

Name: David Cheng

David Cheng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Providing Strategic plan and supply planning

Other business experience in the past three years:

- Employer: FLEXium Interconnect Inc, ("6269.TW")
  Title: CEO

Dates of Service: May, 2013 - Present
Responsibilities: Running Flexible PCB and IC design

Name: Robert Alexander Moffatt, PhD Stanford University

Robert Alexander Moffatt, PhD Stanford University's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Science Officer and Board Member
  Dates of Service: June, 2016 - Present
  Responsibilities: Serves as the Chief Science Officer. Responsibilities include Research and Development, and Intellectual Property.

Other business experience in the past three years:

- Employer: Rafael Microelectronics, ("TPEX:6568")
  Title: Member of Board of Directors
  Dates of Service: January, 2024 - Present
  Responsibilities: Serves on the Board of Directors of Rafael Microelectronics.

Name: Leon Jerome Hounshell

Leon Jerome Hounshell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Principal Accounting Officer
  Dates of Service: May, 2025 - Present
  Responsibilities: Co-Lead process with CEO (Jeff Yen)

Other business experience in the past three years:

- Employer: Bryce Catalyst
  Title: Advisor - Product and Technology
  Dates of Service: October, 2020 - Present
  Responsibilities: Provided guidance on high growth sectors in Cyber Security, Legal Technology, and Regulation Technology.

Other business experience in the past three years:

- Employer: EarthLink
  Title: Chief Technology Officer
  Dates of Service: April, 2019 - June, 2023
  Responsibilities: Led the technical and strategic direction of the company reporting to CEO

Name: Tom Hunt

Tom Hunt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: August, 2026 - Present
  Responsibilities: Oversees all processes that generate income.

Other business experience in the past three years:

- Employer: Wireless Communications Alliance
  Title: Treasurer
  Dates of Service: May, 2018 - Present
  Responsibilities: I am treasurer of this non-profit organization.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $3,807,144.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that the lack of long term success of product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological

hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, including our proprietary wireless power technology and related intellectual property, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

A member of our management team was convicted of a felony in 2023 in connection with a dispute with a former employer. In 2023, Thomas Hunt, our Chief Revenue Officer, entered a plea of nolo contendere to a felony charge of grand theft by an employee under California law and was sentenced to probation. Both the criminal charge and a related civil action arose from a dispute with WindSpring, Inc., where Mr. Hunt served as chief executive officer until 2017, concerning expense reimbursements and compensation he received during that employment. Both matters predate Mr. Hunt's service with the Company and are unrelated to the Company's business. The civil judgment of $100,000 was satisfied in full in 2023, no restitution was ordered in the criminal matter, and no amounts remain outstanding. Because Mr. Hunt is responsible for the Company's revenue generation efforts, however, investors should consider this matter in evaluating the Company's management.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Yen	2,345,977	Common Stock Class F	34.12%
Jeffrey Yen	140,658	Series A-2 Preferred Stock	
Robert Moffatt	2,345,977	Common Stock Class F	33.96%
Robert Moffatt	30,141	Series A-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock Class A, Common Stock Class F, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Crowdfunding SAFE Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 963,834 of Common Stock Class A.

Common Stock Class A

The amount of security authorized is 20,000,000 with a total of 5,830,802 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this OfferingVoting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
The amount outstanding of Common Stock Class A includes 3,394,588 shares to be issued pursuant to stock options outstanding.
The amount outstanding of Common Stock Class A includes 1,454,916 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.
Distribution rights & preferences
Both class A and F share equally (pari passu) in dividends when declared. Dividends paid in stock are distributed in the same class (Class A receives A; Class F receives F)
Liquidation rights and preferences
Both share equally, pro rata, in assets available after debts and Preferred liquidation rights.
Dividend rights
Only when declared by the Board; no mandatory dividends.
Please see Exhibit F for additional information.

Common Stock Class F

The amount of security authorized is 6,900,000 with a total of 6,256,250 outstanding.

Voting Rights

10 votes per share.

Material Rights

Distribution rights & preferences
Both class A & F share equally (pari passu) in dividends when declared.Dividends paid in stock are distributed in the same

class (Class A receives A; Class F receives F)
Liquidation rights and preferences
Both share equally, pro rata, in assets available after debts and Preferred liquidation rights.
Dividend rights
Only when declared by the Board; no mandatory dividends.
Conversion rights
Class F can convert into Class A at the holder's option. Automatic conversion to Class A upon transfer (except to permitted entities) or upon death of the Class F holder, including shares then held by that holder's permitted entities.

Series A-1 Preferred Stock

The amount of security authorized is 1,607,548 with a total of 1,607,548 outstanding.

Voting Rights

Vote with Common on an as-converted basis. Series A Preferred as a class elects one director.

Material Rights

Distribution rights and preferences
Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.
Liquidation rights and preferences
Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control. Following certain Deemed Liquidation Events, holders of a majority of the outstanding Preferred Stock may require the Company to redeem all outstanding Preferred Stock at the applicable liquidation amount.
Dividend rights
Must receive dividends equal to or better than Common before Common gets any.
Conversion rights
Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or upon vote or written consent of holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-converted basis.
Board Representation Rights
The Series A Preferred Stock, consisting of the Series A-1, Series A-2, Series A-3, Series A-4 and Series A-5 Preferred Stock, is entitled to elect one director voting exclusively as a separate class. This right terminates on the first date on which fewer than 840,189 shares of Series A Preferred Stock are issued and outstanding

Series A-2 Preferred Stock

The amount of security authorized is 1,753,207 with a total of 1,753,207 outstanding.

Voting Rights

Vote with Common on an as-converted basis.

Material Rights

Distribution rights and preferences
Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.
Liquidation rights and preferences
Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control. Following certain Deemed Liquidation Events, holders of a majority of the outstanding Preferred Stock may require the Company to redeem all outstanding Preferred Stock at the applicable liquidation amount.
Dividend rights
Must receive dividends equal to or better than Common before Common gets any.
Conversion rights
Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or upon vote or written consent of holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-converted basis.
Board Representation Rights
The Series A Preferred Stock, consisting of the Series A-1, Series A-2, Series A-3, Series A-4 and Series A-5 Preferred Stock, is entitled to elect one director voting exclusively as a separate class. This right terminates on the first date on which fewer than 840,189 shares of Series A Preferred Stock are issued and outstanding.

Series A-3 Preferred Stock

The amount of security authorized is 466,798 with a total of 466,798 outstanding.

Voting Rights

Vote with Common on an as-converted basis.

Material Rights

Distribution rights and preferences
Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.
Liquidation rights and preferences
Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control. Following certain Deemed Liquidation Events, holders of a majority of the outstanding Preferred Stock may require the Company to redeem all outstanding Preferred Stock at the applicable liquidation amount.
Dividend rights
Must receive dividends equal to or better than Common before Common gets any.
Conversion rights
Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or upon vote or written consent of holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-converted basis.
Board Representation Rights
The Series A Preferred Stock, consisting of the Series A-1, Series A-2, Series A-3, Series A-4 and Series A-5 Preferred Stock, is entitled to elect one director voting exclusively as a separate class. This right terminates on the first date on which fewer than 840,189 shares of Series A Preferred Stock are issued and outstanding.

Series A-4 Preferred Stock

The amount of security authorized is 143,473 with a total of 143,473 outstanding.

Voting Rights

Vote with Common on an as-converted basis.

Material Rights

Distribution rights and preferences
Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.
Liquidation rights and preferences
Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control. Following certain Deemed Liquidation Events, holders of a majority of the outstanding Preferred Stock may require the Company to redeem all outstanding Preferred Stock at the applicable liquidation amount.
Dividend rights
Must receive dividends equal to or better than Common before Common gets any.
Conversion rights
Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or upon vote or written consent of holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-converted basis.
Board Representation Rights
The Series A Preferred Stock, consisting of the Series A-1, Series A-2, Series A-3, Series A-4 and Series A-5 Preferred Stock, is entitled to elect one director voting exclusively as a separate class. This right terminates on the first date on which fewer than 840,189 shares of Series A Preferred Stock are issued and outstanding.

Series A-5 Preferred Stock

The amount of security authorized is 1,673,917 with a total of 1,659,580 outstanding.

Voting Rights

Vote with Common on an as-converted basis.

Material Rights

Distribution rights and preferences
Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences
Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control. Following certain Deemed Liquidation Events, holders of a majority of the outstanding Preferred Stock may require the Company to redeem all outstanding Preferred Stock at the applicable liquidation amount.
Dividend rights
Must receive dividends equal to or better than Common before Common gets any.
Conversion rights
Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or upon vote or written consent of holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-converted basis.
Board Representation Rights
The Series A Preferred Stock, consisting of the Series A-1, Series A-2, Series A-3, Series A-4 and Series A-5 Preferred Stock, is entitled to elect one director voting exclusively as a separate class. This right terminates on the first date on which fewer than 840,189 shares of Series A Preferred Stock are issued and outstanding.

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $1,192,854.18
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $46,000,000.00
Conversion Trigger: $5,000,000

Material Rights

Please note that the "Discount Rate" for the purposes of the SAFE conversion below is equal to 1 - the Discount received by the investor (base discount received is 20% in this offering).
Voting Proxy
As a condition to issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;
(a) Equity Financing.
If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.
(b) Liquidity Event.
If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:
(i) the Purchase Amount (the "Cash-Out Amount"), or
(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").
Additionally, if any of the Company's security holders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.
Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).
(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive

a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.
(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:
(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
(iii) Senior to payments for Common Stock.
The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).
(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).
Certain Definitions
"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.
"Common Stock" means common stock of the Company.
"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.
"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.
"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.
"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.
"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.
"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.
"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.
"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $600,000.00
Interest Rate: 10.0%
Discount Rate: 10.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: $5,000,000

Material Rights

The Notes were issued pursuant to a Note Purchase Agreement dated March 5, 2026. The Notes do not have a fixed calendar maturity date. All unpaid principal and accrued interest become due and payable on the earlier of the initial closing of a Qualified Financing or acceleration following an event of default. A Qualified Financing is the issuance and sale of preferred stock for aggregate gross proceeds of at least $5,000,000.

Upon a Qualified Financing, the Notes automatically convert into the preferred stock issued in that financing at a conversion price equal to the lesser of 90% of the price per share paid by other purchasers in the financing, or $50,000,000 divided by the Company's fully diluted capitalization.
If a change of control occurs before a Qualified Financing, the holder may elect to convert the Note into Series A-5 Preferred Stock at $1.74385 per share.
The Notes may not be prepaid without the written consent of holders of more than 50% of the aggregate outstanding principal amount of the Notes.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-5 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,894,058.58
  Number of Securities Sold: 1,659,580
  Use of proceeds: General Operating Expenditures
  Date: August 18, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,192,854.18
  Use of proceeds: R&D
  Date: March 09, 2026
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $600,000.00
  Use of proceeds: General Operating Expenditures
  Date: March 30, 2026

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>
Revenue for fiscal year 2024 was $393,731 compared to $455,572 in fiscal year 2025.
The increase in revenue was primarily attributable to increased commercial activity and customer-related development and product sales during 2025 as the Company continued to advance its technology toward broader commercialization.
<u>Cost of Sales</u>
Cost of Sales for fiscal year 2024 was $146,134 compared to $217,645 in fiscal year 2025.
The increase in cost of sales was primarily associated with the higher level of revenue-generating activity during 2025, including increased costs related to hardware, components, manufacturing, prototyping, and other costs directly associated with customer programs and product deliveries. Cost of sales increased at a greater rate than revenue as the Company continued to support early-stage commercial deployments and customer-specific development activities.
<u>Gross Margins</u>
Gross margins for fiscal year 2024 were $247,597 compared to $237,926 in fiscal year 2025.
Although revenue increased during 2025, the increase in cost of sales exceeded the increase in revenue, resulting in lower gross profit and gross margin percentage. This was primarily attributable to the mix of revenue and the costs associated with supporting early-stage commercial programs, prototypes, and initial product deployments.
<u>Expenses</u>
Expenses for fiscal year 2024 were $2,676,102 compared to $1,885,918 in fiscal year 2025.
The decrease from 2024 to 2025 primarily reflects the Company's efforts to control operating costs and manage its resources, such as with a reduction in non-cash stock-based compensation expense, as it transitioned from technology development toward commercialization. The Company reduced its overall expense base while continuing to fund key engineering, product development, intellectual property, and commercialization activities.

Historical results and cash flows:

The Company is currently generating revenues from initial adoptions of products and working towards scaling and growth. We are of the opinion the historical cash flows will not be a fair representation of our current growth and scaling of production.
Because we believe we have graduated from the fundamental R&D platform into commercialization and have customers and a pipeline in several vertical markets.. Past cash was primarily generated through equity investments and revenues from prototyping services. Our goal is to deploy our technology in the vertical markets we are already commercializing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2026, the Company has capital resources available in the form of approximately $328,507 cash and credit available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not required for our current operations but are critical to support our accelerated commercialization plans in high-opportunity markets initial and ASIC development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. With this funding we hope to grow at a faster pace.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months.. This is based on a current monthly burn rate of $120,000 for expenses related to salaries, prototyping, inventory and R&D and other potential fund raising activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the foreseeable future. We are forecasting that we will break even in the fourth quarter of 2027 and believe this funding along with customer revenue will enable us to achieve this forecast. This is based on a projected monthly burn rate of $180,000 for expenses related to salaries, inventory, business development, marketing and R&D).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Company is currently receiving revenue from commercialization of its technology which we expect to ramp up over time.

Indebtedness

- Creditor: Various Noteholders
  Amount Owed: $600,000.00
  Interest Rate: 10.0%
  A Qualified Financing is the sale of preferred stock for aggregate gross proceeds of at least $5,000,000. Upon a Qualified Financing, the notes automatically convert into the preferred stock issued in that financing at a conversion price equal to the lesser of 90% of the price per share paid by other purchasers or $50,000,000 divided by the Company's fully diluted capitalization. If a change of control occurs before a Qualified Financing, the holder may elect to convert into Series A-5 Preferred Stock at $1.74385 per share. The notes are unsecured, rank pari passu with one another, and may not be prepaid without the consent of holders of more than 50% of the aggregate outstanding principal.

- Creditor: Jeffrey Yen, Chief Executive Officer and Board Member
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Long-term advances made to the Company from time to time by an officer and director. The balance was approximately $10,000 as of December 31, 2025, compared to $50,000 as of December 31, 2024, and remains unpaid. There are no stated repayment terms.

Related Party Transactions

- Name of Person: Jeffrey Yen
  Relationship to Company: Officer & Board Member
  Nature / amount of interest in the transaction: $96,000
  Material Terms: Annual compensation expense. Included in Salary and post-employment benefits payable in Balance sheet

- Name of Person: Jeffrey Yen
  Relationship to Company: Officer & Board Member
  Nature / amount of interest in the transaction: $10,000 in long term advances to the company
  Material Terms: Long-term advances made to the Company from time to time. No stated interest rate or repayment terms. The balance was approximately $10,000 as of December 31, 2025, compared to $50,000 as of December 31, 2024.

- Name of Person: Robert Moffatt
  Relationship to Company: Chief Science Officer and Board Member
  Nature / amount of interest in the transaction: $192,000
  Material Terms: Annual compensation expense. Included in Salary and post-employment benefits payable in Balance

sheet

- Name of Person: Leon Hounshell
  Relationship to Company: Chief Operating Officer
  Nature / amount of interest in the transaction: $122,000
  Material Terms: Annual compensation expense. Included in Salary and post-employment benefits payable in Balance sheet

Valuation

Pre-Money Valuation: $69,984,749.10

Valuation Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $600,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.85 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Operations
  91.5%
  Includes non-R&D salaries and other operational costs

If we raise the over allotment amount of $3,807,144.30, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Operations
  28.5%
  Includes non-R&D salaries and other costs.

- Research & Development
  28.0%
  This is refinement and feature development of our technology

- Product Delivery
  10.0%
  Minor customizations of product for specific markets

- Business Development and Marketing
  25.0%
  Hire additional Business Development resources to accelerate our market penetration and leverage marketing to further expose our technology to the end user and to our B2B partners.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.etherdyne.net/ (https://www.etherdyne.net//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/etherdyne-technologies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Etherdyne Technologies, Inc.

[See attached]

Etherdyne Technologies, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Etherdyne Technologies, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholder equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
August 26, 2026

ETHERDYNE TECHNOLOGIES, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	74,410	42,436
Accounts Receivable		900	10,417
Inventory		93,108	114,216
Other current assets		23,564	942
Total Current Assets		191,982	168,011
Non-Current Assets:			
Right of use asset	$	86,911	149,817
Total Non-Current Assets		86,911	149,817
TOTAL ASSETS	$	278,893	317,828
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable	$	263,281	268,831
Credit Card Payable		35,803	91,270
Accrued expense		184,175	73,900
Payroll liability		18,773	6,292
Payroll liability, related parties		253,000	87,000
Due to related parties		10,000	50,000
Lease Liability, current		64,712	62,464
Total Current Liabilities	$	829,743	639,757
Non-Current Liabilities:			
Convertible note	$	-	1,655,018
Interest payable - Convertible note		-	259,272
Lease Liability, non-current		22,199	87,353
Total Non-Current Liabilities	$	22,199	2,001,644
TOTAL LIABILITIES		851,943	2,641,401
EQUITY			
Common Stocks	$	72	72
APIC - Common Stock		392	392
Preferred Stocks		57	40
APIC - Preferred Stock		7,920,592	5,026,549
Additional paid in capital		3,054,910	2,745,809
SAFE		337,965	-
Accumulated deficit		(11,887,039)	(10,096,436)
TOTAL EQUITY	$	(573,049)	(2,323,573)
TOTAL LIABILITIES AND EQUITY	$	278,893	317,828

See Accompanying Notes to these Audited Financial Statements

ETHERDYNE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Income	$	455,572	393,731
Cost of goods sold		(217,645)	(146,134)
Gross Profit	$	237,926	247,597
Operating Expenses			
Marketing and advertising	$	31,400	5,787
General and administrative		301,119	212,663
Payroll expense		540,774	378,764
Professional fees		703,525	628,644
Stock based compensation		309,101	1,450,244
Total Operating Expenses		**1,885,918**	**2,676,102**
Total Loss from Operations	$	**(1,647,992)**	**(2,428,505)**
Other Income (Expense)			
Other income	$	1,543	1,620
Interest expense		(144,154)	(181,875)
Total Other Income (Expense)		**(142,611)**	**(180,254)**
Net Income (Loss)	**$**	**(1,790,603)**	**(2,608,759)**

See Accompanying Notes to these Audited Financial Statements

ETHERDYNE TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	SAFE		
Beginning balance at 1/1/24	7,237,548	72	3,971,026	40	6,131,266	-	(7,637,677)	(1,506,298)
Prior period adjustment	-	-	-	-	191,240	-	150,000	341,240
Additional Paid-in Capital - Stock options	-	-	-	-	1,450,244	-	-	1,450,244
Net income (loss)	-	-	-	-	-	-	(2,608,759)	(2,608,759)
Ending balance at 12/31/24	7,237,548	72	3,971,026	40	7,772,751	-	(10,096,436)	(2,323,573)
Issuance of Preferred Stocks	-	-	1,659,580	17	2,894,043	-	-	2,894,060
Additional Paid-in Capital - Stock options	-	-	-	-	309,101	-	-	309,101
SAFE	-	-	-	-	-	337,965	-	337,965
Net income (loss)	-	-	-	-	-	-	(1,790,603)	(1,790,603)
Ending balance at 12/31/25	7,237,548	72	5,630,606	57	10,975,895	337,965	(11,887,039)	(573,049)

See Accompanying Notes to these Audited Financial Statements

ETHERDYNE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,790,603)	(2,608,759)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		-	150,000
Stock based compensation		309,101	1,450,244
Accounts Receivable		9,517	(10,417)
Inventory		21,108	43,371
Other current assets		(22,622)	(942)
Accounts payable		(5,550)	53,292
Credit Card Payable		(55,467)	4,532
Accrued expense		110,275	73,900
Payroll liability		178,481	93,292
Due to related parties		(40,000)	(141,240)
Interest payable - Convertible note		(259,272)	165,789
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		245,569	1,881,821
Net Cash used in Operating Activities	$	(1,545,034)	(726,938)
FINANCING ACTIVITIES			
Convertible note	$	(1,655,018)	550,018
Proceeds from issuance of preferred stock		2,894,060	-
Additional paid in capital		-	191,240
Proceeds from SAFE investment		337,965	
Net Cash provided by Financing Activities	$	1,577,008	741,258
Cash at the beginning of period		42,436	28,116
Net Cash increase for period	$	31,974	14,320
Cash at end of period	$	74,410	42,436

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Etherdyne Technologies, Inc. ("the Company") was formed in Delaware on May 23, 2016. The Company is a pioneer in developing safe, scalable wireless power zone technology capable of supplying power to multiple devices simultaneously, with the goal of eliminating cords and batteries across various industries. Etherdyne generates revenue through technology licensing, hardware sales, and engineering services. Headquartered in Santa Clara, California, Etherdyne's customers are primarily based in the United States, with expansion planned for global markets.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations since inception and has historically financed its operations primarily through the issuance of preferred stock, convertible promissory notes, and other equity-linked financing arrangements.

During the current year, the Company entered a Regulation Crowdfunding ("Reg CF") engagement and posting agreement with StartEngine Primary LLC and StartEngine Secure LLC to facilitate a proposed capital raise of up to $5,000,000 through the issuance of securities, including Crowdfunding SAFE ("Simple Agreement for Future Equity") instruments. The Company previously raised capital through issuances of preferred shares and convertible notes and is currently seeking additional financing through the issuance of Crowd SAFE instruments to support ongoing operations, product development activities, commercialization efforts, and working capital requirements. It should be noted that the company has not decided that they will use this fundraising method or not and there is no requirement that they must use the StartEngine platform to raise funds.

The company has started a new Convertible Note offering as of April, 2026, that will fund the company through the first quarter of 2027. They expect to raise $1,500,000 from this Note offering and have already executed at least one note for approximately $150,000. The company is engaged with multiple parties wishing to participate in their next pricing round which they expect to raise between $5,000,000 and $7,000,000. The company believes that after this pricing round they will be sufficiently funded to reach a position of being funded by revenue. No additional fundraising is planned.

Management believes that the planned fundraising activities, together with continued cost management initiatives and strategic partnerships, will provide additional liquidity to support the Company's operations. However, there can be no assurance that the Company will be successful in raising additional capital on acceptable terms, or at all.

The company has demonstrated flexibility in the operational expenses in order to match their current and near term cash situation. This flexibility has allowed them to continue as a going concern when their cash position was low and to invest more in the company when cash was adequate.

However, these conditions raise doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Share-based compensation awards were the only material iteams measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $74,410 and $42,436 in cash as of December 31, 2025 and December 31, 2024, respectively.

Inventory

Inventory consists primarily of wireless power receivers, charging components, electronic modules, and other devices and materials used in the Company's wireless power transmission and charging solutions. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out ("FIFO") method.

The Company periodically reviews inventory for excess, obsolete, or slow-moving items and records reserves, when necessary, based on estimated future demand and market conditions.

Inventory balance as of December 31, 2025, and 2024 are $93,108 and $114,216 respectively

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from engineering services, hardware sales, and technology licensing. Engineering services are provided under customer contracts, while hardware sales include wire-free power components such as transmitters, receivers, and evaluation kits intended for integration into customer products and environments. Technology licensing arrangements provide customers with the right to utilize the Company's intellectual property. Payments are typically collected under standard terms, generally within 30 days of invoice.

For engineering services, the Company's primary performance obligation is to deliver services consistent with the agreed scope of work. Revenue is recognized over time as services are rendered, in accordance with contractual terms and applicable accounting standards.

For hardware sales, the Company's primary performance obligation is fulfilled upon delivery of the hardware to the customer. Revenue from hardware sales is recognized at the point in time when control of the goods passes to the customer, which ordinarily occurs upon delivery.

For technology licensing, the Company recognizes revenue based on the nature of the license and the applicable accounting guidance. For the agreement entered into in 2025 with PowerCast, the Company began recognizing licensing revenue in 2026 as the related performance obligations were satisfied, consistent with the terms of the arrangement.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of lab supplies, contract labor and services, travel, insurances, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's

common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2024	859,618	0.80
Granted	1,732,538	0.86
Cancelled	(22,175)	0.86
Total options outstanding, December 31, 2024	2,569,981	0.84
Granted	824,607	0.86
Total options outstanding, December 31, 2025	3,394,588	0.84
Options exercisable, December 31, 2021	2,471,053	0.83

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2024	460,510	0.80
Granted	1,732,538	0.86
Vested	(1,705,250)	0.85
Cancelled	(22,175)	0.86
Nonvested shares, December 31, 2024	465,622	0.84
Granted	824,607	0.87
Vested	(366,694)	0.84
Nonvested shares, December 31, 2025	923,535	0.86

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

Net Operating Loss Carryforwards	2,438,231	1,903,916
Accrued Expenses	-	22,052
Other Temporary Differences	92,236	432,753
Gross Deferred Tax Asset	**2,530,467**	**2,358,720**
Less: Valuation Allowance	(2,530,467)	(2,358,720)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $8,160,600 and $6,380,414, respectively. The Company's 2025 income tax return has not yet been finalized. Accordingly, the 2025 net operating loss carryforward is an estimate, calculated as the sum of the prior-year NOL carryforward and the current-year net loss. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	2,530,467	2,358,720
Valuation Allowance	(2,530,467)	(2,358,720)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(376,027)	21.00%	(547,839)	21.00%
State taxes, net of federal benefit	(158,289)	8.84%	(230,614)	8.84%
Change in Valuation Allowance	534,316	-29.84%	778,454	-29.84%
Total Income Tax Expense (benefit)	-	**0.00%**	-	**0.00%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2024 through 2025 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company incurred compensation expense to Board of Director Jeffrey Yen recognized as payroll expenses in the Statements of Operations amounting to approximately $96,000 for each of the years ended December 31, 2025 and 2024, The amount outstanding to Jeffrey Yen as of December 31, 2025 and 2024 is approximately $100,000 and $50,000, respectively, which is included in Salary and post-employment benefits payable in Balance Sheet.

The Company incurred compensation expense to second Board of Directors Robert Moffatt recognized as payroll expenses in the Statements of Operations amounting to approximately $192,000 for each of the years ended December 31, 2025 and 2024, The amount outstanding to such Director as of December 31, 2025 and 2024 is approximately $87,000 and $37,000, respectively, which is included in Salary and post-employment benefits payable in Balance Sheet.

The Company incurred compensation expenses to the Chief Financial Officer/Chief Operating officer of the Company Leon Hounshell recognized as payroll expenses in the Statements of Operations amounting to

approximately $122,000 for the years ended December 31, 2025. The amount outstanding as of December 31, 2025, to this officer is $66,000, which is included in Salary and Employment Benefits Payable in Balance Sheets.

Certain owners (Jeffrey Yen) have provided long-term advances to the Company from time to time, amounting to approximately $10,000 and $50,000 on December 31, 2025, and 2024, respectively. This is included Due to related parties in the accompanying Balance Sheets and is yet to be repaid as of the date of these financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. The Company leases office space located at 2321 Amherst Street, Palo Alto, California under an operating lease agreement with the Chiang-Frank 2009 Trust. The lease agreement has been extended under successive 24-month terms through April 30, 2027, and requires monthly rental payments of $5,600.

		Year Ending
Lease expense		2025-12
Operating lease expense		67,200
Total		67,200
Other Information		
Operating cash flows from operating leases		67,200.00
Weighted-average remaining lease term in years for operating leases		1.33
Weighted-average discount rate for operating leases		4.33%
Maturity Analysis		Operating
	2026-12	67,200
	2027-12	22,400
Total undiscounted cash flows		89,600
Less: present value discount		(2,689)
Total lease liabilities		86,911

NOTE 5 – LIABILITIES AND DEBT

Convertible Debt - Commencing in October 2020 through February 2024, the Company began raising money through the issuance of a compulsorily convertible promissory note (the "Promissory Note") pursuant to a Subscription Agreement (the "Subscription Agreement"). The Promissory Note was issued as the sale of up to $2,335,007 of secured convertible promissory notes (collectively, the "Promissory Notes") for a period of three years of maturity. The Promissory Notes bear interest at a rate of twelve percent (12%) per annum, on a

non-compounding basis, and are due and payable on the earlier of (i) the date upon which the Promissory Notes are converted into equity securities of the Company, or (ii) at maturity in three (3) years ("Maturity Date").

The value of the Convertible Notes for the years ended December 31, 2025, and 2024 are summarized as follows:

		2025		2024
Balance, beginning of the period	$	2,594,319	$	1,198,483
Notes issued during the period		-		600,018
Interest accrued		130,741		165,789
Conversion of notes and accrued interest into Series A-5 Preferred Stock during 2025		(2,725,060)		-
Total	**$**	**-**	**$**	**1,964,290**

In connection with the issuance of Series A-5, all of the Convertible Notes, including accrued interest, were converted into 1,562,669 shares of Series A-5 Preferred Stock in 2025. Because the terms of the conversion were specified in the original Promissory Notes and Bridge Notes agreements and the debt was neither modified nor extinguished, pursuant to ASC 470-20-40-4, as amended by ASU 2020-06, no additional interest expense was recognized upon conversion.

NOTE 6 – EQUITY

The Company is authorized to issue multiple classes of common stock and preferred stock in accordance with its Certificate of Incorporation.

Common Stock

As of December 31, 2025 and 2024, the Company had authorized 26,900,000 shares of common stock, consisting of 20,000,000 shares of Class A Common Stock and 6,900,000 shares of Class F Common Stock. The Company had 7,237,548 shares of common stock issued and outstanding as of December 31, 2025 and 2024.

The holders of common stock are entitled to one vote per share and are entitled to receive dividends when and if declared by the Board of Directors, subject to the rights and preferences of preferred stockholders.

A summary of the Company's authorized, issued, and outstanding shares of common stock, as of December 31, 2025, and December 31, 2024, is presented below.

	December 31, 2025		December 31, 2024	
	Authorized	Issued & Outstanding	Authorized	Issued & Outstanding
Class A	20,000,000	981,298	20,000,000	981,298
Class F	6,900,000	6,256,250	6,900,000	6,256,250
Total	**26,900,000**	**7,237,548**	**26,900,000**	**7,237,548**

Preferred Stock

As of December 31, 2025 and 2024, the Company also had authorized shares of preferred stock designated as Series A-1, Series A-2, Series A-3, Series A-4, and Series A-5 Preferred Stock. A summary of the Company's authorized, issued, and outstanding shares of preferred stock, as of December 31, 2025, and December 31, 2024, is presented below.

	December 31, 2025		December 31, 2024	
	Authorized	Issued & Outstanding	Authorized	Issued & Outstanding
Series A-1	1,607,548	1,607,548	1,607,548	1,607,548
Series A-2	1,753,207	1,753,207	1,753,207	1,753,207
Series A-3	466,798	466,798	466,798	466,798
Series A-4	143,473	143,473	143,473	143,473
Series A-5	1,673,917	1,659,580	1,673,917	-
Total	**5,644,943**	**5,630,606**	**5,644,943**	**3,971,026**

Historically, the Company financed its operations through issuances of preferred stock, convertible promissory notes, and other equity-linked financing arrangements. During the year ended December 31, 2025, the Company completed a Series A-5 Preferred Stock financing transaction pursuant to which the Company issued an aggregate of 1,659,580 shares of Series A-5 Preferred Stock at a conversion and issuance price of $1.74385 per share.

Of the total Series A-5 shares issued, 1,562,669 shares were issued upon the conversion of outstanding convertible promissory notes and related accrued interest with an aggregate conversion value of approximately $2,725,060. The remaining 96,911 shares were issued to investors for aggregate cash proceeds of approximately $168,998.

The conversion of the convertible notes and accrued interest into Series A-5 Preferred Stock was accounted for as a non-cash financing activity and resulted in the extinguishment of the related debt obligations and reclassification into stockholders' equity.

The preferred stock includes certain rights and preferences, including liquidation preferences, conversion rights, dividend rights, and other protective provisions as defined in the Company's amended and restated certificate of incorporation and related financing agreements.

Simple Agreements for Future Equity (SAFE) – During the period ended December 31, 2025, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with third parties through a Regulation Crowdfunding offering. The SAFE agreements have no maturity date and bear no interest. The agreements convert into Crowdfunding Stock upon a qualified equity financing of at least $5,000,000. The SAFEs provide for conversion at the lower of the Valuation Cap or a 20% discount rate. The valuation cap for the offering was $46M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 26, 2026, the date these financial statements were available to be issued.

From January 1, 2026, through May 14, 2026, the Company raised proceeds of $680,081 (net of issuance cost) through a Regulation Crowdfunding offering conducted pursuant to the Company's agreement with the StartEngine crowdfunding platform. The financing consisted primarily of the issuance of Crowd SAFE (Simple Agreement for Future Equity) instruments and other equity-related securities to investors.

The company started a new Convertible Note offering as of April, 2026, that will fund the company through the first quarter of 2027. They expect to raise $1,500,000 from this Note offering and have already executed at least one note for approximately $150,000. The company is engaged with multiple parties wishing to participate in their next pricing round which they expect to raise between $5,000,000 and $7,000,000. The company believes that after this pricing round they will be sufficiently funded to reach a position of being funded by revenue. No additional fundraising is planned.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wireless Power, Built to Scale with EtherPower™

Etherdyne has spent nine years developing EtherPower™, a wireless power platform that delivers up to 100 watts to multiple devices at once using magnetic resonance. The company holds 44 granted patents and FCC and CE certifications, with active retail deployments including displays at Kay Jewelers.

Get Equity

Offered pursuant to Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GET EQUITY
$3.95 Per Share

PREVIOUSLY CROWDFUNDED
$1,192,854.18

MIN INVEST
$497.70

VALUATION
$69.98M

REASONS TO INVEST

01 **Wireless power that scales** Etherdyne moves beyond single-device chargers. Within an EtherPower Zone, many devices can be powered at once, with flexible positioning. This is Etherdyne's second raise; their initial crowdfunding round was oversubscribed in a few months.

02 **Founded by the scientists who invented it** Co-founders Robert Moffatt and Jeff Yen met while earning physics PhDs at Stanford. Moffatt co-authored MIT's foundational 2007 wireless power research, and the team has shipped hardware to Apple, Cisco, and HP.

03 **Patented, certified, and already deployed** Nine years of R&D produced 44 granted patents and FCC and CE certifications. EtherPowerTM is already deployed in retail displays with solution partner Pacific Northern, including at Kay Jewelers.

TEAM



Jeffrey Yen, PhD Stanford University
BOARD MEMBER AND CEO

Stanford PhD in Physics. UC Berkeley B.A. in Physics and Astrophysics.



Robert Moffatt, PhD Stanford University
CHIEF SCIENCE OFFICER AND BOARD MEMBER

Stanford PhD in Physics. MIT B.S. in Physics. Co-inventor of magnetic resonance technology.



Leon Hounshell
CHIEF OPERATING OFFICER, PRINCIPAL ACCOUNTING OFFICER

25+ years technology executive and serial entrepreneur. Former CTO Earthlink, Greenwave

Systems. Divisional GM Motorola. Forbes Technology Council.



Tom Hunt
CHIEF REVENUE OFFICER

20+ years in tech licensing, 10+ years IoT board member. C level positions at Nokia, Samsung, and Motorola.



David Cheng
BOARD MEMBER

CEO Flexium Interconnect. Chairman Rafael Microelectronics. Semiconductor and electronics executive with extensive global manufacturing and technology leadership experience.

ONE PLATFORM POWERING MANY DEVICES

Founded by Jeff Yen and Robert Moffatt, Etherdyne is building EtherPower™, a platform that delivers power to multiple devices at once using magnetic resonance, up to 100 watts within a space the size of a desk or room. Rather than requiring a separate charger for every device, EtherPower™ creates a shared space where devices equipped with our receivers simply stay powered.


Etherdyne is building
ETHERPOWER™
With EtherPower™, accessing power becomes as effortless as stepping into an EtherPower Zone.

EtherPower™ is already deployed outside the lab, with wirelessly powered retail displays live at Kay Jewelers and additional luxury retailers through solution partner Pacific Northern, a leading designer and manufacturer of retail displays.



Founded by Scientists

Founded by physicists Jeff Yen and Robert Moffatt, whose team has shipped hardware at Apple, Cisco, Motorola, and HP, Etherdyne holds 44 granted patents and FCC and CE certifications.



POWER DELIVERY IS A GROWING CONSTRAINT

Power infrastructure still assumes one charger per device, even as the number of connected devices keeps growing. Cords restrict mobility, batteries require ongoing maintenance, and single-device wireless chargers don't scale. Etherdyne believe this constraint grows more pressing as device density rises across homes, workplaces, and industrial settings.

Scalable wireless power is becoming increasingly important as Physical AI and Edge AI move computing out of the cloud and into the physical world, requiring devices with continuous sensing, computation, and communication (battery draining activities).





A Growing Constraint in Today's Power Infrastructure

- ⊗ Cords restrict mobility
- ⊗ Batteries require ongoing maintenance
- ⊗ Single-device wireless chargers were not built to handle multiple devices at once

ETHERPOWER™ TAKES A DIFFERENT APPROACH

Within an EtherPower Zone devices equipped with our technology simply stay powered. Etherdyne partners with manufacturers and solution providers to bring Ether Power™ into their products, providing the underlying power layer so partners can focus on building the end product.


ETI
Creating a Shared Space Where Devices
SIMPLY STAY POWERED.
FLEXIBLE PLACEMENT
Receive power throughout the zone
WIRELESS POWER
Power for compatible devices within the zone
CLUTTER FREE
Eliminate unsightly cord hazards
SLEEKER DESIGN
Minimalist products

Devices must be equipped with Etherdyne receivers to receive power within an EtherPower Zone. Performance varies by device, power requirements, and placement within the zone.

ONE TECHNOLOGY, MANY GROWING MARKETS

Initial target markets include retail displays ($4B TAM), clinical environments ($3.5B TAM), desks and workspaces ($8B TAM), and industrial monitoring ($30B TAM). These estimates describe broader end markets, not necessarily the portion addressable by Etherdyne's wireless-power technology.



We believe every industry with clusters of powered devices is a

Potential Market for EtherPower™

- **Retail Displays** — $4 BILLION TAM
- **Clinical Environments** — $3.5 BILLION TAM
- **Desks and Workspaces** — $8 BILLION TAM
- **Industrial Monitoring** — $30 BILLION TAM

Etherdyne's platform architecture is designed to apply across these environments without rebuilding its core technology for each application, which Etherdyne believes gives a pathway to expand into new verticals with limited additional capital expenditure.

> **"Etherdyne carves out a distinct and potentially massive niche. Their licensing model could position Etherdyne as the 'Intel Inside' of a new generation of perpetually powered electronics."**
> **Brief Glance**

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Partners build the end products; Etherdyne provides the power layer underneath them.

OUR TRACTION

Nine years of R&D have produced **44 granted patents and FCC and CE certifications.**

Already deployed in retail displays in major retailers, including **Kay Jewelers.**

Featured on:

Yahoo! Tech | **Archyde** | **Tom's Hardware** | **Memesita!**

Tom's Hardware called it:

"promising applications for such an innovative technology… the next step towards true wireless power."

This testimonial may not be representative of the experience of other reviewers and is not a guarantee of future performance or success.

Nine years of R&D have produced 44 granted patents and FCC and CE certifications, EtherPower™ is already deployed outside the lab: solution partner Pacific Northern has installed Ether-powered retail displays in major retailers, including Kay Jewelers.

Etherdyne has active partner engagements spanning eight high-value markets, including globally recognized brands and public companies. Since the last raise, Etherdyne signed an agreement with one of the largest consumer electronics companies.

- Media coverage (Yahoo Tech, Tom's Hardware, Archyde, Memesita) and independent creator projects help validate Etherdyne's approach, giving investors more confidence that the tech has real-world appeal.
- Independent engineering creators DIY Perks and Basically Homeless have also built projects using Etherdyne's eval kit; the DIY Perks video alone has drawn more than 3.1 million views.
- Etherdyne's prior Reg CF raise was oversubscribed within a few months.


3.1M+
Views drawn by the DIY Perks video



DIY Perks built this setup using an EtherPower™ evaluation kit provided by Etherdyne. DIY Perks is not affiliated with Etherdyne and has not endorsed this offering. Views reflect third-party video viewership, not Company sales or performance.

THE NEXT PHASE OF ETHERPOWER ™

Etherdyne intends to use funds raised in this offering to convert its pipeline of partner interest into deployed applications, cost-down its hardware to make EtherPower™ more accessible for consumer electronics, and develop management software so partners can monitor and control large-scale deployments.


ETI
ETHERDYNE TECHNOLOGIES, INC
Working to make wireless power that
SCALES BEYOND THE SINGLE CHARGING PAD

Etherdyne is working to make wireless power that scales beyond the single charging pad. Etherdyne believes every industry with clusters of powered devices is a potential market for this platform, and Etherdyne is focused on turning early deployments like the Pacific Northern retail rollout into a broader footprint across additional verticals.

If you'd like to walk into a room and access invisible effortless energy, this raise is a chance to back Etherdyne as it works to build that future.

ABOUT

HEADQUARTERS

2933 Bunker Hill Lane, Suite 210
Santa Clara, CA 95054

WEBSITE

etherdyne.net ↗

TERMS

Overview

Company: Etherdyne Technologies

Price Per Share: $3.95

Valuation: $69.98M

Deadline: Dec. 22, 2026 at 2:59 AM EST

Funding Goal: $20K - $3.81M

Min Investment: $497.70

Max Investment: $3,807,144.30

Offering Type: Equity

Min Number of Shares Offered: 5,063

Max Number of Shares Offered: 963,834

Shares Offered: Common Stock Class A

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing **Offering Memorandum**

Financials +

Risks +

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors, Employees and Contractors in Etherdyne Technologies, Inc. will receive 10% bonus shares.

Time-Based Perks

Early Bird Perk 1: Invest within the first 10 days and receive 10% bonus shares.

Early Bird Perk 2: Invest within the first 11-20 days and receive 8% bonus shares.

Mid-Raise Perk 1: Invest between days 40-50 days and receive 5% bonus shares.

Mid-Raise Perk 2: Invest between days 70-80 and receive 5% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares.

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares and an invitation to a private "Investor Tech Briefing" webinar with the founders and engineering team, showing the latest demos and roadmap.**

Briefing" webinar with the founders and engineering team, showing the latest demos and roadmap.

Tier 3 Perk: Invest $10,000+ and receive 8% bonus shares + private "Investor Tech Briefing" invite**

Tier 4 Perk: Invest $25,000+ and receive 10% bonus shares and a private 1-on-1 strategy call with the founders + private "Investor Tech Briefing" invite + invitation to company's HQ's to tour facility**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

***The Investor Tech Briefing, the strategy call, and the headquarters tour will be scheduled by the Company, subject to its availability and confirmation, and are expected to be offered within 12 months following completion of the offering. Date, time, participants, format, and content will be determined by the Company and are subject to change, and the Company will determine the participating Company representatives. Attendance at the Investor Tech Briefing will require advance registration and confirmation by the Company. Headquarters tours are subject to applicable Company safety, security, confidentiality, and visitor policies, and investors are responsible for their own travel, lodging, transportation, and other expenses associated with visiting the Company's headquarters.*

The 10% StartEngine Venture Club Bonus

Etherdyne Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.95 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $395.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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ETI ETHERDYNE TECHNOLOGIES, INC

Wireless Power, Built to Scale with EtherPower™

Etherdyne has spent nine years developing EtherPower™, a wireless power platform that delivers up to 100 watts to multiple devices at once using magnetic resonance. The company holds 44 granted patents and FCC and CE certifications, with active retail deployments including displays at Kay Jewelers.

- **Patented, certified, and already deployed. Nine years of R&D produced 44 granted patents and FCC and CE certifications.**
- **Founded by the scientists who invented it. Co-founders Robert Moffatt and Jeff Yen met while earning physics PhDs at Stanford.**
- **Etherdyne's first crowdfunding round was oversubscribed in a few months.**

Invest

$3.95 Share Price | $497.70 Min investment

Watch Investor Pitch

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Founded By Scientists

Founded by Jeff Yen and Robert Moffatt, Etherdyne is building EtherPower™, a platform that delivers power to multiple devices at once using magnetic resonance, up to 100 watts within a space the size of a desk or room. Rather than requiring a separate charger for every device, EtherPower™ creates a shared space where devices equipped with our receivers simply stay powered.

Invest

A Growing Constraint in Today's Power Infrastructure

Power infrastructure still assumes one charger per device, even as the number of connected devices keeps growing. Cords restrict mobility, batteries require ongoing maintenance, and single-device wireless chargers don't scale. Etherdyne believes this constraint grows more pressing as device density rises across homes, workplaces, and industrial settings.

- Cords restrict mobility
- Single-device wireless chargers were not built to handle multiple devices at once
- Batteries require ongoing maintenance

Scalable wireless power is becoming increasingly important as Physical AI and Edge AI move computing out of the cloud and into the physical world, requiring devices with continuous sensing, computation, and communication (battery draining activities).

EtherPower™ Takes A Different Approach

Within an EtherPower Zone devices equipped with our technology simply stay powered. Etherdyne partners with manufacturers and solution providers to bring EtherPower™ into their products, providing the underlying power layer so partners can focus on building the end product.

FLEXIBLE PLACEMENT
Receive power throughout the zone

WIRELESS POWER
Power for compatible devices within the zone

CLUTTER FREE
Eliminate unsightly cord hazards

SLEEKER DESIGN
Minimalist products

Devices must be equipped with Etherdyne receivers to receive power within an EtherPower Zone. Performance varies by device, power requirements, and placement within the zone.



EtherPower™ is Already Deployed Outside the Lab

Wirelessly powered retail displays are live at Kay Jewelers and additional luxury retailers through solution partner Pacific Northern, a leading designer and manufacturer of retail displays.



JOIN THE ETHERDYNE COMMUNITY TO LEARN MORE ABOUT WIRELESS POWER THAT SCALES

Enter your email address	Enter your phone number	**Learn More**



One Technology, Many Growing Markets

Initial target markets include:

- Retail Displays | **$4B TAM**
- Clinical Environments | **$3.5B TAM**
- Desks and Workspaces | **$8B TAM**
- Industrial Monitoring | **$30B TAM**

These estimates describe broader end markets, not necessarily the portion addressable by Etherdyne's wireless-power technology

Etherdyne's platform architecture is designed to apply across these environments without rebuilding its core technology for each application, which Etherdyne believes gives a pathway to expand into new verticals with limited additional capital expenditure.

> "Etherdyne carves out a distinct and potentially massive niche. Their licensing model could position Etherdyne as the 'Intel Inside' of a new generation of perpetually powered electronics."
>
> – Brief Glance

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Partners build the end products; Etherdyne provides the power layer underneath them.

Nine Years Of R&D Have Produced 44 Granted Patents

We believe FCC and CE certifications are supporting evidence for both the safety and commercial viability of the technology. EtherPower™ is already deployed outside the lab: solution partner Pacific Northern has installed Ether-powered retail displays in major retailers, including Kay Jewelers.

Etherdyne has active partner engagements spanning eight high-value markets, including globally recognized brands and public companies. Since the last raise, Etherdyne signed an agreement with one of the largest consumer electronics companies.


ETI


3.1M+
Views drawn by the DIY Perks video

DIY Perks built this setup using an EtherPower™ evaluation kit provided by Etherdyne. DIY Perks is not affiliated with Etherdyne and has not endorsed this offering. Views reflect third-party video viewership, not Company sales or performance.

Media Coverage

- **Yahoo Tech, Tom's Hardware, Archyde, Memesita and independent creator projects help validate Etherdyne's approach, giving investors more confidence that the tech has real-world appeal.**
- **Independent engineering creators DIY Perks and Basically Homeless have also built projects using Etherdyne's eval kit; the DIY Perks video alone has drawn more than 3.1 million views.**
- **Etherdyne's prior Reg CF raise was oversubscribed within a few months.**

The Next Phase of Etherdyne

Etherdyne intends to use funds raised in this offering to convert its pipeline of partner interest into deployed applications, cost-down its hardware to make EtherPower™ more accessible for consumer electronics, and develop management software so partners can monitor and control large-scale deployments.

Etherdyne is working to make wireless power that scales beyond the single charging pad. Etherdyne believes every industry with clusters of powered devices is a potential market for this platform, and Etherdyne is focused on turning early deployments like the Pacific Northern retail rollout into a broader footprint across additional verticals.

If you'd like to walk into a room and access invisible effortless energy, this raise is a chance to back Etherdyne as it works to build that future.

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Team



Jeffrey Yen, PhD Stanford University
Board Member and CEO



Robert Moffatt, PhD Stanford University
Chief Science Officer and Board Member



Leon Hounshell
Chief Operating Officer,
Principal Accounting Officer



Tom Hunt
Chief Revenue Officer



David Cheng
Board Member

JOIN THE ETHERDYNE COMMUNITY TO LEARN MORE ABOUT WIRELESS POWER THAT SCALES

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INVESTMENT INCENTIVES & BONUSES

UNLOCK BONUS SHARES.

Loyalty Bonus: all previous investors receive 5% bonus shares. Venture Club members earn an additional 10%.

TIME-BASED PERKS

EARLY BIRD PERK 1
Invest within the first 10 days and receive 10% bonus shares.
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EARLY BIRD PERK 2
Invest within the first 11-20 days and receive 8% bonus shares.
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MID-RAISE PERK 1
Invest between days 40-50 days and receive 5% bonus shares.
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MID-RAISE PERK 2
Invest between days 70-80 days and receive 5% bonus shares.
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AMOUNT-BASED PERKS

TIER 1
$1,000+
Invest $1,000+ and receive 3% bonus shares.
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TIER 2
$5,000+
Invest $5,000+ and receive 5% bonus shares and an invitation to a private "Investor Tech Briefing" webinar with the founders and engineering team, showing the latest demos and roadmap.**
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TIER 3
$10,000+
Perk: Invest $10,000+ and receive 8% bonus shares + private "Investor Tech Briefing" invite**
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TIER 4
$25,000+
Invest $25,000+ and receive 10% bonus shares and a private 1-on-1 strategy call with the founders + private "Investor Tech Briefing" invite + invitation to company's HQ's to tour facility**
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**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

***The Investor Tech Briefing, the strategy call, and the headquarters tour will be scheduled by the Company, subject to its availability and confirmation, and are expected to be offered within 12 months following completion of the offering. Date, time, participants, format, and content will be determined by the Company and are subject to change, and the Company will determine the participating Company representatives. Attendance at the Investor Tech Briefing will require advance registration and confirmation by the Company. Headquarters tours are subject to applicable Company safety, security, confidentiality, and visitor policies, and investors are responsible for their own travel, lodging, transportation, and other expenses associated with visiting the Company's headquarters.*

The 10% StartEngine Venture Club Bonus

Etherdyne Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.
This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.95 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $395.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Explore Etherdyne Today

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PRICE PER SHARE	$3.95
VALUATION	$XX.XXM
FUNDING GOAL	$20K – $3.807M
MIN INVESTMENT	$497.70
MAX INVESTMENT	$X,XXX,XXX
MIN SHARES OFFERED	X,XXX
MAX SHARES OFFERED	XXX,XXX
OFFERING TYPE	Class A Common Stock
DEADLINE	Date

ETI | ETHERDYNE TECHNOLOGIES, INC

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary, LLC,a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When you think about wireless power, you probably picture one of these.

It's convenient, but does little to solve the bigger problem of a cord-free environment.

"At Etherdyne, we're not building a better charger. We're challenging the concept that every device needs its own charger."

"We create the infrastructure that transforms wireless power from a way to charge individual devices into a way to power whole environments."

With EtherPower™, accessing power becomes as effortless as stepping into an EtherPower Zone™.

Devices equipped with EtherPower receivers no longer need to be plugged in or lined up on charging pads. They simply work.

"Instead of one charger per device, EtherPower can serve multiple devices in three-dimensions. That's our approach to achieving full wireless freedom."

Over the past nine years, Etherdyne has built a strong foundation—44 granted patents, regulatory certifications, commercial deployments, paid pilots, and signed agreements with solution providers and manufacturers.

"We're not just building a product, but rather a platform. We enable our partners to create new products free from the constraints of wires and batteries."

As connected devices and physical AI continue to grow, Etherdyne believes the need for scalable wireless power has never been greater.

EtherPower is already powering displays at high-end retailers, and Etherdyne has received certifications to power sensors along China's electric grid. EtherPowered sensors can enable more frequent sensing, resulting in richer data.

"Helping our partners succeed is key to scaling. As companies deploy EtherPower across buildings and facilities, they're going to need a simple way to monitor and manage it all."

To support large-scale deployments, Etherdyne is building a software layer to provide companies with visibility and control across every EtherPower Zone.

The system management software is planned to have the added benefit of providing operational insights into how equipment and facilities are being used.

"We're excited to be back with the StartEngine community after oversubscribing our first raise."

"Since then, we've signed an agreement with one of the biggest names in consumer electronics and we're actively working with companies to implement EtherPower across a range of applications."

"This raise will help us advance those opportunities while improving the ease of integration and cost optimizations needed to support wireless power at scale."

Etherdyne's founders are joined by a leadership team with decades of experience commercializing technology and holding leadership positions at companies including Samsung, Earthlink, Nokia, Motorola, HP, and Cisco.

"We're approaching a defining moment. We believe that wireless power only becomes transformative when it scales."

"If you'd like to walk into a room and access invisible, effortless power, this is your opportunity to help build that future."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ETHERDYNE TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Etherdyne Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Etherdyne Technologies, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 23, 2016.

2. That the Board of Directors of this corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Etherdyne Technologies, Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 32,544,943. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 26,900,000 shares of authorized Common Stock, $0.00001 par value per share ("***Common Stock***"), and 5,644,943 shares of authorized Preferred Stock, $0.00001 par value per share ("***Preferred Stock***"). Of the authorized Common Stock of the Corporation, 20,000,000 shares are hereby designated as a series of Common Stock denominated "***Class A Common Stock***" and 6,900,000 shares are hereby designated as a series of Common Stock denominated "***Class F Common Stock***." Of the authorized Preferred Stock of the Corporation, 1,607,548 shares are hereby designated "***Series A-1 Preferred Stock***", 1,753,207 shares are hereby designated "***Series A-2 Preferred Stock***", 466,798 shares are hereby designated "***Series A-3 Preferred Stock***", 143,473 shares are hereby designated "***Series A-4 Preferred Stock***" and 1,673,917 shares are hereby designated "***Series A-5 Preferred Stock***" (the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock, collectively, the "***Series A Preferred Stock***").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article Fourth refer to sections and subsections of Part A of this Article Fourth.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Dividends. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

3. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

4. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable record date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

5. Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6. Mergers, Consolidations or Other Combination Transactions. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Common Stock and Class A Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any

differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class F Common Stock and the holders of Class A Common Stock), then the holders of shares of Class F Common Stock and the holders of shares of Class A Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class F Common Stock and Class A Common Stock differ under this Amended and Restated Certificate of Incorporation as provided under Section 4 of Part A of this Article Fourth.

7. Equal Status. Except as expressly provided in this Article Fourth, Class F Common Stock and Class A Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

8. Conversion.

A. Certain Definitions. As used in this Section 8, the following terms shall have the following meanings:

(i) "**Class F Stockholder**" shall mean any individual that is issued Class F Common Stock by the Corporation.

(ii) "**Permitted Entity**" shall mean, with respect to any Class F Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 8.C established by or for such Class F Stockholder, so long as such entity meets the requirements set forth in Section 8.C.

(iii) "**Transfer**" shall mean, with respect to a share of Class F Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

(iv) "**Voting Control**" shall mean, with respect to a share of capital stock or other security, the power (whether exclusive or shared) to vote or direct the voting of such security by proxy, voting agreement or otherwise.

B. Optional Conversion. Each share of Class F Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time (including, for the avoidance of doubt, a future time specified in, or determined upon the happening of a future event specified in, the notice) upon written notice to the transfer agent of the Corporation.

C. Automatic Conversion upon Transfer. Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the Transfer of such share; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder or such Class F Stockholder's Permitted Entities to another Class F Stockholder or such Class F Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class F Stockholder to any of the following Permitted Entities, and from any of the following Permitted Entities back to such Class F Stockholder and/or any other Permitted Entity by or for such Class F Stockholder shall not trigger such automatic conversion:

(i) a trust for the benefit of such Class F Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other

consideration (other than an interest in such trust) to the Class F Stockholder and, provided, further, that in the event such Class F Stockholder is no longer the exclusive beneficiary of such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(ii) a trust for the benefit of persons other than the Class F Stockholder so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder, and, provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iii) a trust under the terms of which such Class F Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and/or a reversionary interest so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust; provided, however, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class F Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held in such account, plan or trust, and provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such account, plan or trust, each share of Class F Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(v) a corporation in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation; provided that in the event the Class F Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such corporation, each share of Class F Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(vi) a partnership in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership; provided that in the event the Class F Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such partnership,

each share of Class F Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(vii) a limited liability company in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns membership or limited liability company interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company; provided that in the event the Class F Stockholder no longer owns sufficient membership or limited liability company interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company, each share of Class F Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

D. Automatic Conversion upon Death of Class F Stockholder. Each share of Class F Common Stock held of record by a Class F Stockholder, or by such Class F Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death of such Class F Stockholder.

E. Effect of Conversion. In the event of a conversion of shares of Class F Common Stock to shares of Class A Common Stock pursuant to this Section 8, such conversion shall be deemed to have been made at the time that the Corporation's transfer agent receives the written notice required pursuant to Section 8.B (or such future time or happening of such future event specified in such notice), the time that the Transfer of such shares occurred or the death of the Class F Stockholder, as applicable. Upon any conversion of Class F Common Stock to Class A Common Stock, all rights of the holder of such shares of Class F Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class F Common Stock are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common Stock into which such Class F Common Stock were convertible. Shares of Class F Common Stock that are converted into shares of Class A Common Stock as provided in this Section 8 shall be retired and shall not be reissued.

F. Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class F Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common Stock into shares of Class A Common Stock.

9. Adjustment in Authorized Class A Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Corporation.

10. Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common Stock to Class A Common Stock and the general administration of this Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class F Common Stock and to confirm that a conversion to Class A Common Stock has not occurred.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

The "***Original Issue Price***" shall mean (i) $1.24413 per share for the Series A-1 Preferred Stock, (ii) $0.99531 per share for the Series A-2 Preferred Stock, (iii) $2.14225 per share for the Series A-3 Preferred Stock, (iv) $1.92803 per share for the Series A-4 Preferred Stock and (v) $1.74385 per share for the Series A-5 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "***Preferred Liquidation Amounts***"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a

larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "***Requisite Holders***"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, at least a majority, by voting power, of the capital stock or other equity interest of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation, statutory conversion, transfer, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "***DLE Redemption Date***"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Subsections 2.1 and 2.2; *provided* that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten (10) business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the Additional Consideration (as defined below) for any purpose, except (1) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event or incident to the dissolution of the Corporation; (2) in the ordinary course of business; or (3) as approved by the Board of Directors. In connection with a distribution or redemption provided for in this Section 2.3.2,

the Corporation shall send written notice of the redemption (the "***Redemption Notice***") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, the holder's certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Deemed Liquidation Event, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event or other disposition or redemption. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the affirmative vote of the Series A Director (as defined below), if then in office.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares

of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "***Series A Director***") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. The rights of the holders of the Series A Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 840,189 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" shall, as of the date of the filing of this Amended and Restated Certificate of Incorporation, be equal to (i) $1.24413 for the Series A-1 Preferred Stock, (ii) $0.99531 for the Series A-2 Preferred Stock, (iii) $2.14225 for the Series A-3 Preferred Stock, (iv) $1.92803 for the Series A-4 Preferred Stock and (v) 1.74385 for the Series A-5 Preferred Stock. Such Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the

shares designated for redemption shall terminate at 5:00 p.m. Pacific Time (the "***close of business***" for purposes hereof) on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date (or the happening of a future event) is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificates that were not converted into Class A Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock, and of the applicable series thereof, accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock upon the conversion of the Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7 and 4.8;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security and such Option or Convertible Security is in existence on the Series A Original Issue Date;

(vi) shares of Common Stock issued or issuable in a registered public offering under the Securities Act of 1933, as amended (the "***Securities Act***");

(vii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(ix) shares of Common Stock, Options or Convertible Securities issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(x) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors;

(xi) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; or

(xii) shares of Common Stock, Options or Convertible Securities that are otherwise excluded by the consent of the Requisite Holders.

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "***Series A Original Issue Date***" shall mean the date on which the first share of Series A-5 Preferred Stock is issued.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any

subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$\boldsymbol{CP_2}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "$\boldsymbol{CP_1}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "***A***" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "***B***" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "***C***" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such

Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such

adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the liquidation rights set forth in Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to

receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, Deemed Liquidation Event, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, Deemed Liquidation Event, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) immediately prior to the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time immediately prior to such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such

time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock, and of the applicable series thereof, accordingly.

6. Redemption. Other than as set forth in Section 2.3.2(b), the shares of Preferred Stock shall not be redeemable by any holder thereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Any of the powers, preferences and special rights of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the Requisite Holders (either retroactively or prospectively).

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed given upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in

such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination. All references to an officer of the Corporation in this Article Ninth shall mean a person who is an officer of the Corporation for purposes of Section 102(b)(7) of the General Corporation Law.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or elimination.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, stockholder, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers, stockholders or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers, stockholders or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination). If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on August 14, 2025.

By: /s/ Jeffrey Yen
Name: Jeffrey Yen
Title: President and Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Etherdyne Technologies is taking reservations for a possible, upcoming round. Indicate interest today.

TESTING THE WATERS | RESERVE NOW

INVEST IN ETHERDYNE TECHNOLOGIES · TECHNOLOGY

The Future of Power is Wireless

ETI's Wire-Free Power™ technology aims to redefine how the world powers devices. Backed by 43 patents, regulatory approvals, and 8 years of R&D, our platform can safely power multiple devices within a three-dimensional zone. With commercialization already underway across multiple billion-dollar markets, such as the retail display and computer peripheral markets, we believe ETI is poised to make plugging in cords and chargers a thing of the past.

Show less

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


Goodbye, Cords & Batteries
The Future of Power is Wireless
ETI

Reserve Now

REASONS TO INVEST

- **It's inevitable.** Plugging in to power is outdated. With the explosion of devices in our lives, wire-free power is necessary.
- **It's now.** What Nikola Tesla once imagined is now a reality. After 8 years of technology R&D, 43 granted patents, regulatory approvals, and products shipping to consumers, ETI has built a reliable platform ready to scale.
- **We've got traction!** With signed partnerships, solutions in design, and products shipping with regulatory clearance, ETI is positioned for market entry in multiple billion-dollar sectors.

TEAM



Jeffrey Yen, PhD Stanford University • Board Member and CEO
Stanford PhD in Physics. UC Berkeley B.A. in Physics and Astrophysics.



Robert Moffatt, PhD Stanford University • Chief Science Officer and Board Member
Stanford PhD in Physics. MIT B.S. in Physics. Co-inventor of magnetic resonance technology.



Leon Hounshell • Chief Operating Officer, Principal Accounting Officer
25+ years technology executive and serial entrepreneur. Former CTO Earthlink, Greenwave Systems. Divisional GM Motorola. Forbes Technology Council.



Tom Hunt • Chief Revenue Officer
20+ years in tech licensing. 10+ years IoT board member. C level positions at Nokia, Samsung, and Motorola.

Show Less

THE PITCH


LET'S ELIMINATE POWER
CORDS AND BATTERIES

At Etherdyne Technologies, Inc. (ETI), we believe plugging in should be a thing of the past. Stopping to charge a battery or wiring a fixture to the wall will soon feel as outdated as the screech of a dial-up modem.


We Believe
Plugging in Should Be a Thing of the Past
8
Years in Development
Regulatory Approvals in Place
43
Granted Patents

That future is closer than you think. After 8 years of research and development, **43 granted patents,** and **regulatory approvals** in place, we're now partnering with major solution providers and global manufacturers to bring our Wire-free PowerTM to life—in computer peripherals, creative toys, retail displays, biomedical devices, and more.


"This isn't about charging your phone faster; it's about fundamentally changing the way we interact with our devices. This is a potential paradigm shift, and frankly, it's a little terrifying."
– Memesita

**This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

THE PROBLEM

There are more than **a trillion electronic devices** in use today (e.g., smartphones, laptop computers, tablets, mice, keyboards). Each one adds to the tangle of cords, chargers, and batteries we need to manage.


It's Time for a Better Way to Power Our Devices
Existing energy delivery solutions are outdated:
Unsightly cords restrict mobility and are a tripping hazard
Batteries require constant **maintenance**
Battery disposal is harmful – in the U.S. alone 3 billion batteries thrown away each year
Batteries and cords pose limitations on how products can be designed
Charging...
57%

Data Sources: Group SJR, CompTIA, Business Waste

THE SOLUTION


ONE POWER ZONE
MULTIPLE DEVICES

"100-watt capacity of the Wire-Free Power Zone technology could be the game changer for wireless charging and power." —Yahoo Tech

**This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

Unlike most solutions that only charge a single device at close range, ETI's **Wire-free Power Zones™** can safely deliver energy to charge (or power) many devices over-the-air, through-the-wall, and even inside the body.

Using low frequency magnetic resonance, our technology currently delivers up to **100 watts** to devices within a Power Zone the size of a desk or even a room. Devices equipped with ETI power receivers simply enter the zone and convert the magnetic energy into electricity to power themselves or charge their batteries.

Safety is always our top priority. We are planning future platform upgrades designed to increase power capacity per zone while maintaining the same safe field strength and exposure levels.

Enabling a New Class of Devices

"This advancement could reshape how we power everything from computer peripherals to household devices." —Archyde

**This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

Power cords and batteries limit our creativity when it comes to device design and usage.


ETI Unlocks New Possibilities
FLEXIBLE PLACEMENT
No cords to tie you down
PERPETUALLY POWERED
No battery maintenance, always ready
CLUTTER-FREE
Clean spaces, reduced hazards


SLEEKER DESIGN
Minimalist products

Made Possible by World Experts

Our co-founders, **Dr. Robert A. Moffatt** and **Dr. Jeffrey J. Yen**, met while earning their PhDs in physics at Stanford. Building on Robert's earlier work at MIT, they reinvented the magnetic resonance technology that makes larger Power Zones possible. After 8 years of technology R&D, their breakthrough can now safely transmit up to 100 watts to multiple devices independently and simultaneously, with more watts on the way.



They are joined by a leadership team that has launched electronic devices for **Apple**, **Fitbit**, **Samsung**, **Nokia**, **Motorola**, and **HP**.

THE MARKET


THE MARKET IS MASSIVE
AND EXPANDING RAPIDLY

The global market for wireless power solutions is massive and expanding rapidly, with a projected value of over $172 billion by 2032 across various electronic sectors (source: Fortune Business Insights).


PC/GAMING/AR/VR
Clean Cord-Free Desktops
TAM: $100+ BILLION
BIOMEDICAL DEVICES
Battery-Free Implants
TAM: $5 BILLION
STRUCTURAL MONITORING
Low-Maintenance Flexible Sensors
TAM: $3 BILLION
RETAIL MERCHANDISING
Untethered Displays
TAM: $4 BILLION

TRACTION & GROWTH PLAN


ETI'S WIRE-FREE POWER
TECHNOLOGY IS EXPANDING RAPIDLY

ETI is pursuing an **innovation platform** model, enabling global product manufacturers and solution companies to integrate Wire-free Power into their own products across many industries. This approach is designed to allow us to scale, enter multiple verticals and expand.


Scale through partnerships rather than building every product ourselves.
Enter multiple verticals simultaneously – from computer peripherals and retail displays to creative toys and biomedical devices.
Keep growth capital-efficient, while expanding presence in markets collectively valued in the billions.

Financially supported by angel investors and strategic partners across three continents and five countries, ETI's Wire-free Power technology is expanding rapidly.

With multiple signed agreements and paid design projects underway, ETI is laying the groundwork to become the **standard for wireless energy delivery for mid-power applications**. By embedding our technology across industries, we hope to create the foundation for lasting adoption and market leadership.

Consumers are Excited

It's not just product solution providers and device manufacturers who are showing interest. When **YouTube creator DIY Perks used our evaluation kit to build a wire-free computer setup**, the video generated more than 2.8 million views, 165k likes and over 9,000 comments, such as:

"coolest thing I've seen on YouTube."

**This testimonial may not be representative of the opinions of other consumers and are not a guarantee of future performance or success.*


2.8M
165K
9.4K+

This **viral reaction** validated what we've long believed: consumers are eager for a world powered without cords and batteries.

WHY RESERVE


LET'S MAKE WIRELESS POWER
AS UNIVERSAL AS WI-FI

Reserving in ETI means joining a transformation in how the world powers its devices.

With proven technology, a deep patent portfolio, strong partnerships, and clear market demand, we believe we are positioned for growth.

Your reservation may help bring Wire-Free PowerTM into workplaces, homes, and stores around the world.


Reserve Now
Join us in setting a new standard for wireless energy delivery.

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2933 Bunker Hill Lane, Suite 210
Santa Clara, CA 95054

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ETI's Wire-Free Power™ technology aims to redefine how the world powers devices. Backed by 43 patents, regulatory approvals, and 8 years of R&D, our platform can safely power multiple devices within a three-dimensional zone. With commercialization already underway across multiple billion-dollar markets, such as the retail display and computer peripheral markets, we believe ETI is poised to make plugging in cords and chargers a thing of the past.

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